Consolidated Financial Statements

Response Biomedical Corporation
(Unaudited - Expressed in Canadian dollars)
First Quarter Report
March 31, 2008

Response Biomedical Corporation
Incorporated under the laws of British Columbia

CONSOLIDATED BALANCE SHEETS
[See Note 1 - Basis of Presentation and Going Concern Uncertainty]

Unaudited - Expressed in Canadian dollars

	March 31,	December 31,
	2008	2007
	$	$

ASSETS
Current
Cash and cash equivalents	3,450,582	8,173,961
Restricted cash [note 4]	572,669	106,527
Short-term investments	30,854	30,686
Trade receivables, net [note 6]	1,103,268	742,624
Other receivables	2,390,893	1,318,107
Share subscriptions receivable [note 11[b][iii]]	3,676,748	-
Inventories [note 7]	1,397,096	1,153,506
Prepaid expenses and other	474,296	479,398
Deferred costs	7,626	10,176
Total current assets	13,104,032	12,014,985
Restricted investment [notes 9[c] and 13[e][ii]]	874,451	875,375
Property, plant and equipment [note 8]	11,209,258	5,047,991
	25,187,741	17,938,351

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable	2,622,564	2,104,204
Accrued and other liabilities	1,466,902	1,315,179
Holdback payable [note 4]	571,075	106,527
Lease inducements - current portion [note 9]	382,959	191,445
Deferred revenue - current portion [note 10]	111,620	126,333
Total current liabilities	5,155,120	3,843,688
Lease inducements [note 9]	8,351,696	2,941,295
Deferred revenue [note 10]	70,517	80,147
	13,577,333	6,865,130
Commitments and contingencies [note 13]
Shareholders’ equity
Share capital [note 11[b]]	76,338,857	71,393,556
Contributed surplus [note 11[b]]	6,308,785	7,172,788
Deficit	(71,037,234)	(67,493,123)
Total shareholders’ equity	11,610,408	11,073,221
	25,187,741	17,938,351

On behalf of the Board:

S. Wayne Kay	Richard K. Bear
Director	Director

Response Biomedical Corporation

CONSOLIDATED STATEMENTS OF LOSS,
COMPREHENSIVE LOSS AND DEFICIT

Unaudited - Expressed in Canadian dollars

Three Months Ended March 31,	2008	2007
	$	$

REVENUE
Product sales [notes 12 and 14]	1,097,486	1,080,464
Cost of sales [note 11[d]]	1,001,329	679,912
Gross profit on product sales	96,157	400,552
Contract service fees and revenues from
collaborative research arrangements [notes 12 and 14]	75,635	-
	171,792	400,552
EXPENSES
Research and development [note 11[d]]	1,794,921	1,793,692
General and administrative [notes 11[d] and 12]]	1,247,151	745,925
Marketing and business development [note 11[d]]	614,042	617,339
Total expenses	3,656,114	3,156,956

OTHER EXPENSES (INCOME)
Interest expense [note 9[c]]	146,507	851
Interest income	(40,159)	(90,300)
Foreign exchange loss (gain)	(46,559)	54,144
Total other expenses (income)	59,789	(35,305)
Loss and comprehensive loss for the period	(3,544,111)	(2,721,099)

Deficit, beginning of year	(67,493,123)	(53,592,082)
Deficit, end of period	(71,037,234)	(56,313,181)

Loss per common share - basic and diluted
[note 11[g]]	(0.03)	(0.02)
Weighted average number of common shares
outstanding [note 11[g]]	129,986,181	113,690,909

See accompanying notes

Response Biomedical Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

Unaudited - Expressed in Canadian dollars

Three Months Ended March 31,	2008	2007
	$	$

OPERATING ACTIVITIES
Loss for the period	(3,544,111)	(2,721,099)
Add (deduct) items not involving cash:
Amortization of property, plant and equipment [note 8]	149,118	78,033
Amortization of deferred lease inducement	(9,046)	-
Stock-based compensation	178,660	101,620
Amortization of deferred costs	2,550	2,550
Deferred lease inducements	95,784	-
Changes in non-cash working capital	(957,105)	(738,342)
Cash used in operating activities	(4,084,150)	(3,277,238)

INVESTING ACTIVITIES
Short term investments	(168)	(10,144)
Restricted investment	924	-
Purchase of property, plant and equipment	(3,276,059)	(435,449)
Cash used in investing activities	(3,275,303)	(445,593)

FINANCING ACTIVITIES
Repayable lease inducement received	2,360,693	-
Proceeds from issuance of common shares, and
warrants, net of share issue costs and prepaid subscriptions	225,890	276,240
Cash provided by financing activities	2,586,583	276,240

Effect of changes in foreign currency rates
on cash and cash equivalents	49,491	31,092

Decrease in cash during the period	(4,772,870)	(3,446,591)
Cash and cash equivalents, beginning of year	8,173,961	5,707,076
Cash and cash equivalents, end of period	3,450,582	2,291,577
Short-term investments
Components of Cash, Cash Equivalents and Short-term Investments
Cash	3,450,582	1,121,824
Cash equivalents	-	1,169,753
Short-term investments	30,854	3,469,924
Cash, cash equivalents,
and short-term investments, end of period	3,481,436	5,761,501

Supplemental Disclosure
Interest paid in cash [note 9[c]]	146,507	851
Non-cash activity:
Non-repayable leasehold improvement allowance [note 9[b]]	1,098,982	-

See accompanying notes

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2008
(Unaudited - Expressed in Canadian dollars)

1. BASIS OF PRESENTATION AND GOING CONCERN UNCERTAINTY

Response Biomedical Corporation (the “Company”) was incorporated on August 20, 1980 under the predecessor to the Business Corporations Act (British Columbia). The Company is engaged in the research, development, commercialization and distribution of diagnostic technologies for the medical point of care (“POC”) and on-site environmental testing markets. POC and on-site diagnostic tests (or assays) are simple, non-laboratory based tests performed using portable hand-held devices, compact desktop analyzers, single-use test cartridges and/or dipsticks. Since 1996, the Company has developed and commercialized a proprietary diagnostic system called RAMP®.

The RAMP System is a portable fluorescence immunoassay-based diagnostic technology that combines the performance of a clinical lab with the convenience of a dipstick test - establishing a new paradigm in diagnostic testing. Immunoassays are extremely sensitive and specific tests used to identify and measure small quantities of materials, such as proteins. Any biological molecule and most inorganic materials can be targeted. Accordingly, the RAMP technology is applicable to multiple distinct market segments and many products within those segments. RAMP tests are now commercially available for use in the early detection of heart attack, congestive heart failure, environmental detection of West Nile Virus, and biodefence applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin.

These unaudited interim consolidated financial statements have been prepared on a basis consistent with the Company’s annual audited consolidated financial statements as at December 31, 2007, with the exception of adopting new standards as disclosed in Note 2, and on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company’s inability to generate sufficient cash flows may result in it not being able to continue as a going concern. The Company has incurred significant losses to date and as at March 31, 2008 had an accumulated deficit of $71,037,234 and has not generated positive cash flow from operations, accordingly, there is significant uncertainty about the Company’s ability to continue as a going concern. Management has been able, thus far, to finance the operations through a series of debt and equity financings. The Company received cash from the exercise of outstanding stock options and warrants during the three month period ended March 31, 2008 in the amount of $5,790 and $220,100, respectively. As at March 31, 2008, $3,676,748 from share purchase warrants exercised are disclosed as share subscriptions receivable in the consolidated balance sheets [Notes 11[b][iii] and 11[f]]. Management will continue, as appropriate, to seek other sources of financing on favourable terms; however, there are no assurances that any such financing can be obtained on favourable terms, if at all. In view of these conditions, the ability of the Company to continue as a going concern is dependant upon its ability to obtain such financing and, ultimately, on achieving profitable operations. The outcome of these matters cannot be predicted at this time. The unaudited interim consolidated financial statements for the periods presented do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

The accompanying unaudited interim consolidated financial statements reflect, in the opinion of management, all adjustments (which include reclassifications and normal recurring adjustments) necessary to present fairly the financial position at March 31, 2008 and its results of operations and its cash flows for the period then ended and for all such periods presented.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2008
(Unaudited - Expressed in Canadian dollars)

2. SIGNIFICANT ACCOUNTING POLICIES

The Company’s significant accounting policies are disclosed in Note 2 of its audited consolidated financial statements as at and for the year ended December 31, 2007. There were no significant adoptions or changes in accounting policies since the fiscal year ended December 31, 2007 other than those noted in Note 3.

3. CHANGES IN ACCOUNTING POLICIES AND RECENT ACCOUNTING PROUNOUNCEMENTS

CHANGES IN ACCOUNTING POLICIES

Capital Disclosures

Effective January 1, 2008, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook Section 1535 - “Capital Disclosures” (“Section 1535”). Section 1535 requires a company to disclose information that enables users of its financial statements to evaluate the Company’s objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences of non-compliance. This accounting policy change was adopted on a prospective basis [Note 5] with no restatement of prior period unaudited interim consolidated financial statements.

Inventory

Effective January 1, 2008, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook Section 3031 - "Inventories", which replaces Section 3030, of the same name. The new section provides guidance on the basis and method of measurement of inventories and allows for reversal of previous write-downs. The section also establishes new standards on disclosure of accounting policies used, carrying amounts, amounts recognized as an expense, write-downs and the amount of any reversal of any write-downs. This accounting policy change was adopted on a prospective basis with no restatement of prior period unaudited interim consolidated financial statements.

Financial Instruments

Effective January 1, 2008, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) under CICA Handbook Sections 3862 and 3863 - “Financial Instruments - Presentation” (“Sections 3862 and 3863”). Sections 3862 and 3863 require an increased emphasis on disclosures about the nature and extent of risk arising from financial instruments and how a company manages these risks.

On January 8, 2008 the Accounting Standards Board issued EIC-169 which provides guidance on how Section 3855 of the CICA Handbook defines or applies the term “routinely denominated in commercial transactions around the world”. The Company has contracts with key customers denominated in foreign currencies which are embedded derivatives as defined by Section 3855, however these contracts do not currently have a material affect on the Company’s unaudited interim consolidated financial statements. Management is aware of the possible impacts of EIC-169 and continuously monitors and analyses existing and future contracts to ascertain the extent of the impact on the Company’s unaudited interim consolidated financial statements.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2008
(Unaudited - Expressed in Canadian dollars)

3. CHANGES IN ACCOUNTING POLICIES AND RECENT ACCOUNTING PROUNOUNCEMENTS (cont’d)

RECENT ACCOUNTING PRONOUNCEMENTS

The Accounting Standards Board of the CICA announced that Canadian Generally Accepted Accounting Principles (“GAAP”) for publicly accountable enterprises will be replaced with International Financial Reporting Standards (IFRS) for fiscal years beginning on or after January 1, 2011. Early conversion to IFRS for fiscal years beginning on or after January 1, 2009 may also be permitted.

Implementing IFRS will have an impact on accounting, financial reporting and supporting IT systems and processes. It may also have an impact on taxes, contractual commitments involving GAAP based clauses, long-term employee compensation plans and performance metrics. Accordingly, when the Company develops its IFRS implementation plan, it will have to include measures to provide extensive training to key finance personnel, to review contracts and agreements and to increase the level of awareness and knowledge amongst management, the Board of Directors and Audit Committee. Additional resources may be engaged to ensure the timely conversion to IFRS.

4. RESTRICTED CASH AND HOLDBACK PAYABLE

Restricted cash represents the proceeds of a 10% holdback of payments payable to a company contracted to perform upgrades to the Company’s new leased premise [Note 13 [e][ii]]. The offsetting holdback payable is disclosed on the consolidated balance sheets under current liabilities. The restricted cash will be disbursed when both parties agree that the upgraded project is substantially complete.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2008
(Unaudited - Expressed in Canadian dollars)

5. CAPITAL MANAGEMENT

The Company’s objectives when managing its capital are to safeguard the Company’s ability to continue as a going concern so it may provide returns to shareholders and benefits to stakeholders. This is accomplished by pricing products and services commensurately with the Company’s strategies to maximize long-term profits and cash flows, and to obtain funding on terms that maximize shareholder value. The Company monitors the debt to equity ratio, which it defines as total liabilities divided by shareholder’s equity as disclosed in the unaudited interim consolidated balance sheets.

In the three months ended March 31, 2008, 6,285,239 warrants that were set to expire on March 30, 2008 were exercised for total proceeds of $3,898,848 [Note 11[f]].

The Company does not have any externally imposed capital requirements, and has not revised its capital management strategies during the three months ended March 31, 2008.

6. FINANCIAL INSTRUMENTS

For certain of the Company’s financial instruments, including cash and cash equivalents, restricted cash, short-term investments, trade receivables, other receivables, share subscriptions receivable, accounts payable and holdback payable the carrying amounts approximate fair values due to their short-term nature. The carrying value of the repayable leasehold improvement allowance approximates the fair value based on the discounted cash flows at market rates.

Under CICA Handbook Section 3855, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost. Transaction costs are included in the carrying amounts of financial instruments as they are carried on the balance sheet. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net income.

The Company has classified its cash and cash equivalents and short-term investments as held-for-trading. Restricted cash and restricted investment are classified as held-to-maturity. Trade receivables, other receivables and share subscriptions receivable are classified as loans and receivables. Accounts payable, holdback payable and repayable leasehold improvement allowance are classified as other financial liabilities.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2008
(Unaudited - Expressed in Canadian dollars)

6. FINANCIAL INSTRUMENTS (cont’d)

Carrying value and fair value of financial assets and liabilities as at March 31, 2008 and December 31, 2007 are summarized as follows:

	March 31, 2008		December 31, 2007
	Carrying Value	Fair Value	Carrying Value	Fair Value
	$	$	$	$
Held-for-trading	3,481,436	3,481,436	8,204,647	8,204,647
Loans and receivables	7,170,909	7,170,909	2,060,731	2,060,731
Held-to-maturity	1,447,120	1,447,120	981,902	981,902
Other liabilities	9,585,975	9,585,975	4,186,872	4,186,872
	21,685,440	21,685,440	15,434,152	15,434,152

Market Risk

Currency Risk

The Company is subject to foreign exchange risk as a significant portion of its revenues are denominated in US dollars. Significant losses may occur due to significant balances of cash and cash equivalents and short-term investments held in US dollars that may be affected negatively by a decline in the value of the US dollar as compared to the Canadian dollar.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to interest rate risk is limited as its cash, cash equivalents and restricted cash are short-term in nature.

Other Price Risk

Other price risk is the risk that the future value or cash flows of a financial instrument will fluctuate because of changes in market prices. Exposure to price risk is low as the Company’s cash management policy is to invest excess cash in high grade/low risk investments over short periods of time.

Credit Risk

Credit risk is the risk of a financial loss if a customer or counterparty to a financial instrument fails to meet its obligations under a contract. The risk arises primarily from the Company’s receivables from customers.

The Company’s exposure to credit risk is dependent upon the characteristics of each customer. The Company performs ongoing credit checks on its customers and requires orders to be prepaid by certain customers.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2008
(Unaudited - Expressed in Canadian dollars)

6. FINANCIAL INSTRUMENTS (cont’d)

Credit Risk (cont’d)

As at March 31, 2008, four [December 31, 2007 - four] customers represent 72% [December 31, 2007 - 78%] of the trade receivables balance. For the three month period ended March 31, 2008, three customers represent 46% [three month period ended March 31, 2007 - four customers represent 61%] of total product sales. For the three month period ended March 31, 2008, two customers represent 100% [three month period ended March 31, 2007 - Nil] of total service revenues.

On a regular basis, the Company reviews the collectibility of its accounts receivable and establishes an allowance for doubtful accounts based on its best estimates of any potentially uncollectible accounts. As at March 31, 2008, the balance of the Company’s allowance for doubtful accounts was $895 [December 31, 2007 - $Nil]. The Company has good credit history with its customers and the amounts due from them are received as expected.

Pursuant to their respective terms, accounts receivable are aged as follows at March 31, 2008:

Current	$496,762
0-30 days	249,371
31-60 days	144,196
61-90 days	54,750
Over 90 days due	158,189
$1,103,268

Other receivables and subscriptions receivable as at March 31, 2008:

Current
$
Other receivables (not including interest)	2,055,502
Subscriptions receivable	3,676,748
5,732,250

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2008
(Unaudited - Expressed in Canadian dollars)

6. FINANCIAL INSTRUMENTS (cont’d)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The Company continuously monitors actual and forecasted cash flows to ensure, as far as possible, there is sufficient working capital to satisfy its operating requirements.

Pursuant to their respective terms, accounts payable are aged as follows at March 31, 2008:

Current	$2,593,391
0-30 days	29,172
$2,622,564

7. INVENTORIES

	March 31,	December 31,
	2008	2007
	$	$
Raw materials	493,233	575,121
Work in process	341,597	270,352
Finished goods	562,266	308,033
	1,397,096	1,153,506

The carrying value of inventory as at March 31, 2008 includes a provision for lower of cost and net realizable value in the amount of $37,340 [December 31, 2007 - $Nil].

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2008
(Unaudited - Expressed in Canadian dollars)

8. PROPERTY, PLANT AND EQUIPMENT

		Accumulated	Net book
	Cost	amortization	value
	$	$	$

March 31, 2008
Office furniture and equipment	950,547	20,789	929,758
Office computer equipment	189,814	103,862	85,952
Laboratory furniture and equipment	494,669	435,339	59,330
Laboratory computer equipment	396,412	329,010	67,402
Computer software	307,096	204,122	102,974
Manufacturing equipment	1,732,503	236,670	1,495,833
Manufacturing molds	593,913	238,319	355,594
Leasehold improvements	8,160,654	48,239	8,112,415
	12,825,608	1,616,350	11,209,258

December 31, 2007
Office furniture and equipment	437,619	20,789	416,830
Office computer equipment	168,709	94,718	73,991
Laboratory furniture and equipment	471,624	430,437	41,187
Laboratory computer equipment	361,776	316,846	44,930
Computer software	307,096	179,807	127,289
Manufacturing equipment	1,644,216	199,693	1,444,523
Manufacturing molds	593,913	184,980	408,933
Leasehold improvements	2,530,270	39,962	2,490,308
	6,515,223	1,467,232	5,047,991

Amortization expense for the three month period ended March 31, 2008 amounted to $149,118 [2007 - $78,033].

The following property, plant and equipment were not yet in service and hence not amortized:

	March 31,	December 31,
	2008	2007
	$	$

Deposits paid for furniture and equipment purchases	-	416,830
Assets related to the automation of the Company's
manufacturing processes	872,581	842,965
Leasehold improvements related to leased premises not
yet occupied	8,077,885	2,484,159
	8,950,466	3,743,954

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2008
(Unaudited - Expressed in Canadian dollars)

9. LEASE INDUCEMENTS

During the year ended December 31, 2007 the Company entered into a 15 year lease agreement for a new premise [Note 13[e][ii]]. The agreement provides for lease inducements to be provided by the landlord to the Company.

The lease inducements disclosed on the consolidated balance sheets as a result of these benefits is comprised of the following:

	March 31,	December 31,
	2008	2007
	$	$
Deferred Lease Inducements
Rent-free inducement [a]	814,164	718,380
Less: amortization	(9,046)	-
	805,118	718,380
Non-repayable leasehold improvement allowance [b]	1,537,201	438,219

Repayable Lease Inducement
Repayable leasehold improvement allowance [c]	6,427,686	1,976,141
Less: repayments	(35,350)	-
	6,392,336	1,976,141

Total	8,734,655	3,132,740

Summarized as to:
Current Portion
Rent-free inducement [a]	54,278	43,901
Non-repayable leasehold improvement allowance [b]	102,480	26,780
Repayable leasehold improvement allowance [c]	226,201	120,764
Current portion	382,959	191,445
Long-term portion	8,351,696	2,941,295
Total	8,734,655	3,132,740

[a]

The Company negotiated a long-term lease agreement for the new premise which included an eight and one half month rent-free period from May 17, 2007 to February 1, 2008. The lease inducement benefit arising from the rent-free period is being amortized on a straight-line basis over the term of the operating lease commencing February 1, 2008 as a reduction to rental expense.

[b]

The Company negotiated a non-repayable allowance for expenditures related to general upgrades to the new premise. As per the terms of the lease, the maximum allowance under this arrangement is $1.708 million and it is expected the entire amount will be required. The lease inducement benefit arising from the non-repayable leasehold improvement allowance will be amortized on a straight-line basis over the term of the operating lease commencing April 1, 2008 as a reduction to rental expense.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2008
(Unaudited - Expressed in Canadian dollars)

9. LEASE INDUCEMENTS (cont’d)

[c]

The Company negotiated a repayable leasehold improvement allowance for a maximum of $8.0 million to be used for additional improvements to the new premise. This lease inducement is being repaid over the term of the operating lease commencing February 1, 2008 at approximately $90,928 per month including interest calculated at an interest rate negotiated between the Company and the landlord. The Company was not required to provide any collateral on this repayable leasehold improvement allowance, however, to secure the lease, the Company is maintaining a security deposit with the landlord in the form of an irrevocable letter of credit in the amount of $870,610 [December 31, 2007 - $870,610] (market value of investment securing the letter of credit - $874,451, December 31, 2007 - $874,375) [Note 13[e][ii]].

Future principal repayments due to be paid on the maximum repayable leasehold improvement allowance to be drawn are estimated as follows:

2009	226,201
2010	252,376
2011	281,581
2012	314,165
2013	350,520
Thereafter	6,539,807
7,964,650

10. DEFERRED REVENUE

	March 31,	December 31,
	2008	2007
	$	$
Beginning balance:
Product sales	206,479	216,162
Additions:
Product sales	25,420	108,006
Recognition of revenue:
Product sales	(49,762)	(117,688)
Ending balance:
Product sales	182,137	206,480
Total	182,137	206,480

Summarized as to:
Current portion deferred revenue	111,620	126,333
Long - term portion deferred revenue	70,517	80,147
Total	182,137	206,480

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2008
(Unaudited - Expressed in Canadian dollars)

11. SHARE CAPITAL AND CONTRIBUTED SURPLUS

[a]	Authorized - Unlimited common shares without par value.

[b]	Issued

	Issued and Outstanding		Contributed
	Number	Amount	Surplus
	#	$	$
Balance, December 31, 2006	113,464,862	56,868,133	7,479,125
Issued for cash:
Exercise of warrants	3,169,006	1,741,159	-
Exercise of stock options	1,343,763	689,412	-
Private placement, net of issue costs [i]	12,000,000	11,123,331	-
Issued for non-cash consideration:
Value of warrants exercised	-	545,818	(545,818)
Stock-based compensation related to
stock options exercised	-	425,703	(425,704)
Stock-based compensation [note 11 [d]]	-	-	665,185
Balance, December 31, 2007	129,977,631	71,393,556	7,172,788
Issued for cash:
Exercise of warrants	6,285,239	3,896,848	-
Exercise of stock options	8,500	5,790	-
Issued for non-cash consideration:
Value of warrants exercised	-	1,039,578	(1,039,578)
Stock-based compensation related to
stock options exercised	-	3,085	(3,085)
Stock-based compensation [note 11 [d]]	-	-	178,660
Balance, March 31, 2008	136,271,370	76,338,857	6,308,785

[i]

On July 23, 2007, the Company closed a private placement consisting of 12,000,000 shares at a price of $1.00 per share. Gross proceeds were $12,000,000 before share issuance costs of $876,669 for net proceeds of $11,123,331.

[ii]

On December 11, 2006 the Company closed a private placement for gross proceeds of $9,174,400 (US $8,000,000), before share issuance costs of $44,561, for net proceeds of $9,129,839 comprising of 14,797,419 shares at a price of $0.62 per share.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2008
(Unaudited - Expressed in Canadian dollars)

11. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

[iii]

On March 30, 2006, the Company closed a private placement consisting of 24,000,000 units at a price of $0.50 per unit, each unit comprising one common share and one-half of one transferable common share purchase warrant, each whole warrant entitles the holder thereof to purchase one common share of the Company at a price of $0.62 per share until March 30, 2008. The Company also issued 1,400,000 agent’s warrants, each warrant entitling the holder thereof to purchase one common share of the Company at a price of $0.62 per share until March 30, 2008.

The 13,400,000 share purchase warrants issued as a result of the private placement were classified as a separate component of equity, the fair value of which was determined using the Black- Scholes pricing model using the following assumptions: dividend yield 0.0%; expected volatility 74%; risk-free interest rate 4.01%; and expected life of 2 years. Accordingly, $2,412,000 of the proceeds, less $195,641 in issue costs, was allocated as the fair value of the warrants, which was recorded in contributed surplus in the consolidated balance sheet.

Of the 13,400,000 share purchase warrants issued, 6,285,239 warrants were exercised during the three month period ended March 31, 2008 for proceeds of $3,896,848, of which $3,676,748 are disclosed as share subscriptions receivable in the consolidated balance sheets. The subscriptions were collected in full subsequent to March 31, 2008.

[c]	Stock option plan

On June 21, 2005, the Company’s shareholders approved a new stock option plan (the “2005 Plan”) to provide an incentive to executive officers, directors, employees and consultants who contribute to the continued success of the Company. The 2005 Plan is effective May 3, 2005 and was originally set to terminate on May 3, 2007.

At the Annual General Meeting held on June 14, 2007, the Company’s shareholders approved an amendment to the 2005 Plan such that it no longer has a termination date. The exercise price of the options is determined by the Board of Directors, but generally will be equal to the closing trading price of the common shares on the day immediately preceding the grant date. The options vest in periods of 18 months to four years (in general) and the term may not exceed five years.

At the Annual General Meeting held on June 14, 2007, the Company’s shareholders also approved an amendment to the 2005 Plan to increase the number of shares that may be issued under the plan from 13,500,000 to 17,000,000. Of the 17,000,000 [December 31, 2006 – 13,500,000] stock options authorized for grant under the 2005 Plan, 3,310,837 stock options are available for grant at March 31, 2008.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2008
(Unaudited - Expressed in Canadian dollars)

11. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

[c]	Stock option plan (cont’d)

At March 31, 2008, the following stock options were outstanding:

Options outstanding				Options exercisable
March 31, 2008				March 31, 2008

		Weighted		Number of
	Number of	average	Weighted	options	Weighted
Range of	shares under	remaining	average	currently	average
exercise price	option	contractual life	exercise price	exercisable	exercise price
$	#	(years)	$	#	$
0.33 – 0.39	13,000	2.55	0.33	13,000	0.33
0.40 – 0.49	81,087	2.36	0.46	46,752	0.43
0.50 – 0.59	3,469,250	2.88	0.57	1,230,365	0.56
0.60 – 0.69	1,589,025	3.77	0.67	133,445	0.66
0.70 – 0.79	299,600	1.78	0.74	220,220	0.73
0.80 – 0.89	1,846,900	3.08	0.85	763,900	0.80
0.90 – 0.99	75,000	3.12	0.91	7,500	0.91
1.00 – 1.10	2,302,513	4.42	1.05	50,850	1.09
0.33 – 1.10	9,676,375	3.39	0.76	2,466,032	0.66

The options expire at various dates from April 4, 2008 to December 4, 2012.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2008
(Unaudited - Expressed in Canadian dollars)

11. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

[c]	Stock option plan (cont’d)

Stock option transactions and the number of stock options outstanding are summarized as follows:

	Number of optioned	Weighted average
	common shares	exercise price
	#	$
Balance, December 31, 2006	7,593,350	0.61
Options granted	4,988,913	0.89
Options forfeited	(96,750)	0.75
Options cancelled	(404,125)	0.66
Options expired	(159,250)	0.66
Options exercised	(1,343,763)	0.51
Balance, December 31, 2007	10,578,375	0.75
Options granted	-	-
Options forfeited	(467,700)	0.75
Options cancelled	(323,050)	0.61
Options expired	(102,750)	0.57
Options exercised	(8,500)	0.68
Balance, March 31, 2008	9,676,375	0.76

The exercise price equaled the closing trading price of the common shares on the date preceding the date of grant for all options issued during the year ended 2007.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2008
(Unaudited - Expressed in Canadian dollars)

11. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

[d]	Stock-based compensation

For the three month period ended March 31, 2008, the Company recognized total stock-based compensation of $178,660 [2007 - $101,620]. For the three month period ended March 31, 2008 compensation expense was $175,272 [2007 - $88,448] as a result of stock options granted to officers, directors and employees and $ 3,388 [2007 - $13,172] as a result of stock options granted to consultants, with a corresponding credit to contributed surplus.

The fair value of stock options granted was estimated using the Black-Scholes option pricing model with the following weighted average assumptions and resulting fair value:

Three Months Ended March 31,	2008	2007

Dividend yield	-	0%
Expected volatility	-	73%
Risk-free interest rate	-	4%
Expected life in years	-	4.30
Fair value per share	-	$0.38

The Company did not grant any options in the three month period ended March 31, 2008.

The following table shows stock-based compensation allocated by type of cost:

Three Months Ended March 31,	2008	2007
	$	$

Cost of sales - products and services	11,481	6,535
Research and development	21,623	10,601
Marketing and business development	17,943	4,829
General and administrative	127,613	79,655
	178,660	101,620

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2008
(Unaudited - Expressed in Canadian dollars)

11. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

[e]	Escrow shares

Pursuant to an escrow agreement dated December 31, 1995 and approved by the shareholders on June 19, 1996, 825,000 common shares were held in escrow. At the shareholders meeting on June 21, 2004, the shareholders approved a resolution to amend the terms of the escrow agreement, such that the escrow release is now based on a six-year time release formula, in accordance with the policies of the TSX Venture Exchange. Previously, the escrow shares were to be released based on the Company’s cumulative cash flow. Commencing March 2005, common shares held in escrow may be released upon request, in twelve tranches over a period of six years, with tranches released every six months. Each of the first four tranches consists of 41,250 common shares or 5% of the total escrow shares and each of the remaining eight tranches consists of 82,500 common shares or 10% of the total escrow shares. As at March 31, 2008, 412,500 common shares have been released from escrow leaving a balance of escrow shares as at March 31, 2008 of 412,500.

[f]	Common share purchase warrants

At March 31, 2008, there were no common share purchase warrants outstanding. Common share purchase warrant transactions are summarized as follows:

	Number of	Weighted average
	warrants	exercise price
	#	$
Balance, December 31, 2006	15,263,540	0.61
Warrants exercised	(3,169,006)	0.55
Balance, December 31, 2007	12,094,534	0.62
Warrants exercised *	(6,285,239)	0.62
Warrants expired	(5,809,295)	0.62
Balance, March 31, 2008	-	-

* of the 6,285,239 share purchase warrants exercised, $220,100 of the total proceeds were received in the three month period ended March 31, 2008. The balance of $3,676,748 is disclosed as share subscriptions receivable in the consolidated balance sheets. The subscriptions were collected in full subsequent to March 31, 2008.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2008
(Unaudited - Expressed in Canadian dollars)

11. SHARE CAPITAL AND CONTRIBUTED SURPLUS (cont’d)

[g]	Loss per common share

Three Months Ended March 31,	2008	2007
	$	$
Numerator
Loss for the period	(3,544,111)	(2,721,099)
Denominator
Weighted average number of common shares
outstanding	129,986,181	113,690,909
Loss per common share - basic and diluted	($0.03)	($0.02)

12. RELATED PARTY TRANSACTIONS

[a]	The following payments were made to directors or companies related to or under their control:

Three Months Ended March 31,	2008	2007
	$	$
General and administrative
Directors’ fees	24,000	-
Legal fees	1,858	2,712
	25,858	2,712

For the three month period ended March 31, 2008, directors’ fees totaling $24,000 [2007 - $Nil] were paid or accrued by the Company for services provided by non-management members of the Board of Directors. As at March 31, 2008, $24,000 remained outstanding and was included in the balance of accounts payable.

The Company retains a law firm where a corporate partner is a member of the Board of Directors. For the three month period ended March 31, 2008, the Company incurred legal fees payable to this law firm of $1,858 [2007 - $2,712]. As at March 31, 2008, $1,807 remained outstanding and was included in the balance of accounts payable.

[b]

In 2006, the Company entered into an agreement with a development partner, whereby the development partner became a shareholder of the Company. During the three month period ended March 31, 2008, the Company earned revenues totaling $254,654 (product revenue totaling $179,019 and contract service fees and revenues from collaborative research arrangements totaling $75,635) [2007 - product revenue totaling $1,247 and contract service fees and revenues from collaborative research arrangements $Nil]. As at March 31, 2008, the accounts receivable related to this revenue remained outstanding and was included in the balance of trade receivables.

All related party transactions are recorded at their exchange amounts, established and agreed between the related parties.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2008
(Unaudited - Expressed in Canadian dollars)

13. COMMITMENTS AND CONTINGENCIES

[a]	Research and license agreements

The Company entered into an exclusive license agreement with the University of British Columbia “UBC”) effective March 1996, as amended October 2003, to use and sublicense certain technology (“Technology”) and any improvements thereon, and to manufacture, distribute and sell products in connection therewith. In consideration for these rights, the Company paid a non- refundable license fee of $5,000 upon execution of the agreement and $5,000 in January 1997, and is required to pay quarterly royalties based on 2% of revenue generated from the sale of products that incorporate the Technology. In addition, in the event the Company sublicenses the Technology, the Company is required to pay to UBC a royalty comprised of 20% of the first $1,000,000 of sublicensing revenue per calendar year and 10% of sublicensing revenue that exceeds $1,000,000 in each calendar year.

Commencing in 2003 and for a period of nine years thereafter, royalties payable to UBC are subject to a $2,500 quarterly minimum plus a $500 annual license maintenance fee. Effective January 1, 2006 the annual license fee increased to $1,000. These payments are accrued and expensed in the year incurred. The agreement terminates on the expiration date in 2016, or invalidity of the patents or upon bankruptcy or insolvency of the Company. Pursuant to the agreement, the Company incurred an expense of $3,500 in the three month period ended March 31, 2008 [2007 - $3,500].

[b]	Indemnification of directors and officers

Under the Articles of the Company, applicable law and agreements with its officers, the Company, in circumstances where the individual has acted legally, honestly and in good faith, may or is required to indemnify its directors and officers against certain losses. The Company's liability in respect of the indemnities is not limited. The maximum potential of the future payments is unlimited. However, the Company maintains appropriate liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

[c]	Indemnification of third parties

The Company has entered into license and research agreements with third parties that include indemnification provisions that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount that could be required to pay. To date, the Company has not made any indemnification payments under such agreements and no amount has been accrued in these unaudited interim consolidated financial statements with respect to these indemnification obligations.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2008
(Unaudited - Expressed in Canadian dollars)

13. COMMITMENTS AND CONTINGENCIES (cont’d)

[d]	Supply agreement

The Company entered into a supply agreement with a supplier, effective September 2003 for certain reagents for the Company’s RAMP West Nile Virus Test. In addition to paying for the reagent purchased, the Company is required to pay the supplier semi-annual royalties equal to 10% of net revenue generated from the sale of the Company’s RAMP West Nile Virus Test. The initial term of the agreement was three years from the effective date and is automatically renewed for successive periods of one year until either party terminates the Agreement. For the three month period ended March 31, 2008, the Company incurred an expense of $12,303 [2007 - $9,863] for royalties to the supplier.

[e]	Lease agreements

[i]

The Company entered into a property sublease agreement to lease 31,920 square feet of multi-use business space. The term of the sublease agreement was October 1, 2005 to December 14, 2007. The property sublease agreement term was extended from December 14, 2007 to March 31, 2008. For the duration of the sublease extension term, the Company is required to pay the sub-landlord a total gross monthly rent of approximately $79,000 including maintenance and utilities. Rent expense and related fees for the three month period ended March 31, 2008 was $237,558 [2007 - $186,437].

[ii]

The Company entered into a long-term agreement to lease a single tenant 46,000 square foot facility to house all of the Company’s operations beginning March 2008. Rent is payable from February 1, 2008 to January 31, 2023. For the first year of the lease period, the Company is required to pay the landlord a total gross monthly rent of approximately $160,615 including operating costs with yearly increases of 3% of base rent. Rent expense for the three month period ended March 31, 2008 was $312,685 [2007 - $Nil]. To secure the lease, the Company is maintaining a security deposit with the landlord in the form of an irrevocable letter of credit in the amount of $870,610 (market value - $874,451) disclosed as restricted investment in the long-term asset section of the Consolidated Balance Sheets.

[iii] The Company entered into a number of operating leases to lease various administrative equipment.

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2008
(Unaudited - Expressed in Canadian dollars)

13. COMMITMENTS AND CONTINGENCIES (cont’d)

[e]	[iv] Lease agreements (cont’d)

The minimum annual cost of lease commitments is estimated as follows:

	Premises	Equipment	Total
Years ending,	$	$	$
2008	627,183	19,292	646,475
2009	859,010	15,519	874,529
2010	882,433	1,800	884,233
2011	906,530	-	906,530
2012	931,323	-	931,323
Thereafter	10,946,910	-	10,946,910
	15,153,389	36,611	15,190,000

[f]	Commitments to purchase equipment

At March 31, 2008, the Company has outstanding purchase order commitments totaling $99,684 related to the purchase of equipment and furniture.

14. SEGMENTED INFORMATION

The Company operates primarily in one business segment, the research, development, commercialization and distribution of diagnostic technologies, with primarily all of its assets and operations located in Canada. The Company’s revenues are generated from product sales primarily in the United States, Asia, Europe and Canada. Expenses are primarily incurred from purchases made from suppliers in Canada and the United States.

For the three month period ended March 31, 2008, $75,635 of the Company’s contract service fees and revenues from collaborative research arrangements were generated from one customer [2007 – no contract service fees and revenues from collaborative research arrangements were recognized].

Contract service fees and revenues from collaborative research arrangements by geographic location were as follows:

Three Months Ended March 31,	2008	2007
	$	$
United States	75,635	-
Canada	-	-
Asia	-	-
Total	75,635	-

For the three month period ended March 31, 2008, $501,154 in product sales was generated from three customers [2007 – $410,576 from three customers].

Response Biomedical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2008
(Unaudited - Expressed in Canadian dollars)

14. SEGMENTED INFORMATION (cont’d)

Product sales by customer location for were as follows:

Three Months Ended March 31,	2008	2007
	$	$
United States	454,785	396,404
Asia	346,011	299,550
Canada	189,885	68,079
Europe	106,805	183,093
Other	-	133,338
Total	1,097,486	1,080,464

Product sales by type of product were as follows:

Three Months Ended March 31,	2008	2007
	$	$
Clinical products	769,145	607,576
Vector products (West Nile Virus)	131,665	100,405
Bio-defense products	196,676	372,483
Total	1,097,486	1,080,464

15. COMPARATIVE FIGURES

Certain comparative figures have been reclassified from the amounts previously reported to conform to the presentation adopted in the current year.

16. SUBSEQUENT EVENTS

[a]

In April 2008, the Company received a U.S. Food and Drug Administration (FDA) 510(k) clearance to market a rapid Influenza A+B test (Flu A+B test) and a new version of the RAMP® Reader, the RAMP® 200. The test manufactured by Response Biomedical runs on the new RAMP® 200 Reader and will be marketed and sold worldwide exclusively by 3M Health Care as the 3M™ Rapid Detection Flu A+B Test.

[b]

Subsequent to March 31, 2008, the Company issued 45,470 common shares pursuant to the exercise of stock options for gross proceeds of $24,090. In addition, the Company granted options to acquire 539,150 common shares.